David A. Lehman General Counsel Telephone: 650.934.2604 Dlehman@Pulmonx.com Admitted to Practice: New York Registered In-House Counsel: California

November 24, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Pulmonx Corporation

Registration Statement on Form S-3

File No. 333-290560

Ladies and Gentlemen:

Pulmonx Corporation (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on November 25, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059.

Very truly yours,

PULMONX CORPORATION

By:	/s/ David Lehman
Name:	David Lehman
Title:	General Counsel

cc: John T. McKenna, Cooley LLP

700 Chesapeake Drive / Redwood City / California 94063 / Tel: (650) 364-0400 / Fax: (650) 364-0403 / www.pulmonx.com